BRADLEY PHARMACEUTICALS, INC.
         CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED)


NOTE A - Summary of Accounting Policies
         ------------------------------

     The unaudited interim financial statements of Bradley Pharmaceuticals, Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America and rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by accounting principles generally accepted in the United States of America for complete financial statements.

     In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the Company's financial position as of September 30, 2001 and the results of operations for the three and nine month periods ended September 30, 2001 and 2000 and cash flows for the nine months ended September 30, 2001 and 2000.

     The accounting policies followed by the Company are set forth in Note A of the Company's consolidated financial statements as contained in the Form 10-KSB for the year ended December 31, 2000 filed with the Securities and Exchange Commission. These financial statements should be read in conjunction with the Form 10-KSB for the year ended December 31, 2000.

     The results reported for the three and nine month periods ended September 30, 2001 are not necessarily indicative of the results of operations which may be expected for a full year.

NOTE B - Revolving Credit Facility and Acquisition Note
         ----------------------------------------------

     On June 29, 2001, LaSalle Business Credit, Inc. amended the Loan Agreement by reducing the interest rate by 1/2% for the acquisition note and the revolving asset-based credit facility. In addition, the maximum allowable capital expenditures covenant for each calendar year was favorably increased from $150,000 to $300,000.

     Interest now accrues on amounts outstanding under the Loan
Agreement at the rate equal to the prime rate of interest, announced from time to time, by LaSalle National Bank plus 1% for the revolving credit facility (6% as of September 30, 2001) and plus 2% for the amount outstanding for the acquisition note (7% as of September 30, 2001).

     The Company had zero and $702,000 in borrowings issued under the revolving asset-based line of credit and the acquisition note at September 30, 2001, respectively, with a remaining availability pursuant to a borrowing base of $3,500,000 from the revolving line of credit and $411,000 from the acquisition note. The Company's obligations under the loans are collateralized by a lien on substantially all of the Company's assets.

NOTE C - Net Income (Loss) Per Common Share
         ----------------------------------

     Basic net income (loss) per common share is determined by dividing the net income (loss) by the weighted average number of shares of common stock outstanding. Diluted net income (loss) per common share is determined by dividing the net income (loss) by the weighted number of shares outstanding and dilutive common equivalent shares from stock options and warrants. A reconciliation of the weighted average basic common shares outstanding to weighted average diluted common shares outstanding follows:


                  Three Months   Three Months   Nine Months    Nine Months
                     Ended          Ended          Ended          Ended
                  September 30,  September 30,  September 30,  September 30,
                      2001           2000           2001           2000

Basic Shares        8,520,000     7,910,000      8,150,000      7,900,000
Dilution: Stock
  Options and
  Warrants          1,310,000        50,000      1,080,000          -0-
                    ---------     ---------      ---------      ---------
Diluted Shares      9,830,000     7,960,000      9,230,000      7,900,000
                    =========     =========      =========      =========

Net Income (Loss)    $935,705      $375,774     $1,787,987    $(4,111,705)

Basic income (loss)
  per share             $0.11         $0.05          $0.22         $(0.52)
Diluted income (loss)
  per share             $0.10         $0.05          $0.19         $(0.52)


     In addition to stock options and warrants included in the above computation, options and warrants to purchase 87,000 and 273,000 shares of common stock at prices ranging from $8.81 to $10.58 and $7.05 to $10.58 per share were outstanding for the three and nine months ending
September 30, 2001, respectively. These were not included in the computation of diluted income per share because their exercise price was greater than the average market price of the Company's common stock and, therefore, the effect would be anti-dilutive.

     For the three months ended September 30, 2000, stock options and warrants to purchase 873,000 shares of common stock at prices ranging from $1.28 to $4.03 per share were outstanding. For the nine months ended September 30, 2000, stock options and warrants to purchase
2,189,000 shares of common stock at prices ranging from $0.83 to $4.03 per share were not included in the above computation. These were not considered in the computation of diluted income (loss) per share because of the net loss during the period and, therefore, the effect would be anti-dilutive.

Note D - Business Segment Information
         ----------------------------

     The Company's two reportable segments are Kenwood Therapeutics (nutritional, respiratory, personal hygiene and internal medicine brands) and Doak Dermatologics, Inc. (dermatological brands).

     The accounting policies used to develop segment information correspond to those described in the 2000 10-KSB's summary of significant accounting policies. The reportable segments are distinct business units operating in different market segments with no intersegment sales. The following information about the two segments are for the three and nine months ended September 30, 2001 and 2000.


                        Three Months  Three Months  Nine Months   Nine Months
                           Ended          Ended         Ended        Ended
                      September 30, September 30, September 30, September 30,
                            2001          2000          2001          2000


Net sales:
Kenwood Therapeutics     $2,687,945      $897,827    $7,223,446    $4,163,365
Doak Dermatologics, Inc.  3,960,494     3,769,945    10,631,668     7,393,454
                         ----------    ----------   -----------   -----------
                         $6,648,439    $4,667,772   $17,855,114   $11,556,819
                         ==========    ==========   ===========   ===========

Depreciation and
amortization:
Kenwood Therapeutics       $229,573      $163,802      $639,092      $522,441
Doak Dermatologics, Inc.     62,978        61,719       188,209       185,157
                           --------      --------      --------      --------
                           $292,551      $225,521      $827,301      $707,598
                           ========      ========      ========      ========

Income (loss) before
income tax (benefit):
Kenwood Therapeutics       $359,444     ($689,342)      $27,456   ($5,845,720)
Doak Dermatologics, Inc.  1,145,261     1,305,116     2,840,531     1,597,015
                          ---------     ---------     ---------    ----------
                         $1,504,705      $615,774    $2,867,987  ($4,248,705)
                         ==========     =========    ==========    ==========

Income tax expense
(benefit):
Kenwood Therapeutics       $134,000     ($239,000)      $10,000    ($760,000)
Doak Dermatologics, Inc.    435,000       479,000     1,070,000       623,000
                           --------      --------     ---------      --------
                           $569,000      $240,000    $1,080,000    ($137,000)
                           ========      ========    ==========    ==========

Net income (loss):
Kenwood Therapeutics       $225,444     ($450,342)      $17,456  ($5,085,720)
Doak Dermatologics, Inc.    710,261       826,116     1,770,531       974,015
                           --------      --------     ---------    ----------
                           $935,705      $375,774    $1,787,987  ($4,111,705)
                           ========      ========    ==========    ==========

Geographic information
(revenues):
Kenwood Therapeutics
  United States          $2,635,312      $859,926    $6,896,953    $3,815,801
  Other countries            52,633        37,901       326,493       347,564
                         ----------      --------    ----------    ----------
                         $2,687,945      $897,827    $7,223,446    $4,163,365
                         ==========      ========    ==========    ==========

Doak Dermatologics, Inc.
  United States          $3,649,047    $3,259,610    $9,616,562    $6,146,035
  Other countries           311,447       510,335     1,015,106     1,247,419
                         ----------    ----------     ---------     ---------
                         $3,960,494    $3,769,945   $10,631,668    $7,393,454
                         ==========    ==========    ==========     =========
Net sales by category:
  Dermatology            $3,960,494    $3,769,945   $10,631,668    $7,393,454
  Respiratory               348,979      (191,062)    1,351,133     1,477,951
  Nutritional               428,187       585,857     1,913,728     1,436,265
  Internal Medicine       1,834,269       392,105     3,777,857       971,804
  Personal Hygiene           76,510       110,927       180,728       277,345
                         ----------    ----------    ----------     ---------
                         $6,648,439    $4,667,772   $17,855,114   $11,556,819
                         ==========    ==========    ==========    ==========



                           September 30, 2001   September 30, 2000

Segment assets:
Kenwood Therapeutics           $17,239,859          $13,677,815
Doak Deramtologics, Inc.         3,164,141            2,527,378
                               -----------          -----------
                               $20,404,000          $16,205,193
                               ===========          ===========


     The basis of accounting that is used by the Company to allocate expenses that relate to both segments are based upon the proportionate quarterly net sales of each segment. Accordingly, the allocation percentage used can differ between quarters and years depending on the segments proportionate share of net sales.



Note E - Long-Term Debt
         --------------

     During September 2001, the Company entered into financing agreements with Chase Manhattan Bank for $73,000 for the purchase of automobiles. The term of the loan is 5 years with an interest rate of 6.9%.

     On March 8, 2001, the Company entered into a lease purchase agreement with General Electric Capital Business Asset Funding
Corporation that is comprised of a $300,000 credit facility for equipment purchases, specifically to upgrade and install a computer network. At the conclusion of the interim period (the period the Company purchases the equipment), this lease purchase agreement has a term of 3 years. During the interim period, the Company is subject to interest in an amount determined by applying the interim rate, which is the prime rate of interest announced from time to time by Chase Manhattan Bank plus one percent, to the total then outstanding balance. During the basic term (the period subsequent to the interim period), beginning on July 1, 2001, the Company is subject to interest in an amount determined by applying the periodic rate of 10% to the total cost.

     On June 28, 2001, the credit facility was amended by increasing the funding commitment to $380,225. As of September 30, 2001, the Company had $340,423 in borrowings remaining under this facility.

Note F - Co-Promotion Agreement
         ----------------------

     On March 15, 2001, the Company entered into a three year agreement with Adams Laboratories to supplement the Company's promotional efforts for the product ENTSOL(R) Spray. However, if after the conclusion of the first year the annual net sales are less than $1,750,000, the agreement can be terminated. During the term of this agreement, the Company is responsible for a commission equal to fifty percent of the profit from the sale of ENTSOL(R) Spray. In accordance with the agreement, profit is defined as net sales less cost of goods sold less all promotional costs dedicated to ENTSOL(R) Spray incurred by the Company.

Note G - Options and Warrants
         --------------------

     On April 2, 2001, as compensation for prior consulting services, the Company granted to a consultant, warrants to purchase 100,000 shares of common stock at the price of $2.125 per share, which are exercisable immediately, nonforfeitable, and will expire 4 years from its initial exercise date. During the First Quarter 2001, the Company expensed $132,897 for these services.

     During the Second Quarter 2001, the Company granted various consultants warrants to purchase 18,300 shares of common stock at prices ranging from $3.15 to $3.22, which are exercisable immediately, nonforfeitable, and will expire 3 years from its initial exercise date. During the Second Quarter 2001, the Company expensed $26,106 for these services.

     On July 23, 2001, 70,000 warrants previously issued to Stern Stewart & Company were exercised. As a result of this exercise, the Company issued 48,050 shares of common stock. In lieu of cash payment by Stern Stewart to the Company, Stern Stewart forfeited 21,950 shares of common stock.

     On July 31, 2001, 750,000 warrants previously issued to Berlex Laboratories, Inc. were exercised. As a result of this exercise, the Company issued 750,000 shares of common stock and received $937,500 in proceeds.

     During the nine months ended September 30, 2001, the Company has issued an additional 368,192 options to employees, directors, and consultants, 106,090 options have been terminated, and 81,064 options
have been exercised.   In addition, during the nine months ended
September 30, 2001, 820,000 warrants have been exercised and 118,300 warrants have been issued.

Note H - Accounts Receivable
         -------------------

     The Company extends credit on an uncollateralized basis primarily to wholesale drug distributors. Historically, the Company has not experienced significant credit losses on its accounts. The Company's six largest customers accounted for in the aggregate of approximately 87% of trade accounts receivable as of September 30, 2001 (included was one customer with 63% of trade accounts receivable).

     In addition, the Company's six largest customers for the nine months ended September 30, 2001 and 2000 accounted for 81% and 74% of gross sales, respectively.

     Supplemental information on the accounts receivable balance at September 30, 2001 is as follows:

Accounts receivable
     Trade                                   $5,217,249
     Other                                       90,981

Less allowances:
Chargebacks                                   2,006,738
Doubtful accounts                               220,219
                                              ---------

Accounts receivable, net of allowances       $3,081,273
                                              =========

Note I - Accrued Expenses
         ----------------

     Supplemental information on the accrued expenses balance at September 30, 2001 is as follows:

       Employee compensation                 $1,208,289
       Rebate payable                           554,658
       Rebate liability                         431,000
       Other                                    624,386
                                              ---------
                                             $2,818,333
                                              =========


     The rebate payable represents actual claims for rebate amounts received from Medicaid and managed care providers and payable by the Company. In addition, the rebate liability represents the estimated claims for rebates owed to Medicaid and managed care providers but not yet received by the Company.

     The rebate liability has been reclassified as a separate line within accrued expenses rather than a reduction in accounts receivable. In addition, the rebate payable has also been reclassified as a separate line within accrued expenses rather than being included within accounts payable. Prior period amounts have been reclassified to conform to this presentation.


Note J - Short-term Investments
         ----------------------

     Short-term investments represent deposits with financial institutions that have an original maturity of more than three months and a remaining maturity of less than 1 year, when purchased.

     The composition of the Company's short-term investments at September 30, 2001 is as follows:

  Certificate of deposit, 5.85%,
       Maturity date November 27, 2001                       500,000
  Certificate of deposit, 5.64%,
       Maturity date March 8, 2002                         1,000,000
  Certificate of deposit, 5.32%,
       maturity date May 30, 2002                            200,000
  Certificate of deposit, 4.55%
       maturity date August 29, 2002                         500,000
                                                           ---------

Total short-term investments                              $2,200,000
                                                           =========

Note K - Intangible Assets
         -----------------

     During April 2001, the Company revised its estimate of the useful life of BRONTEX(R). The Company believes that a remaining useful life of approximately 8 years is appropriate. Due to this change in estimate, the Company amortized an additional $19,000 during the Second Quarter and Third Quarter 2001.

Note L - Chargebacks and Rebates
         -----------------------

     Chargebacks and rebates are based on the difference between the prices at which the Company sells its products to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The
Company records an estimate of the amount either to be charged back to the Company, or rebated to the end user, at the time of sale to the wholesaler. Management has recorded a reserve for chargebacks of $2,006,738 at September
30, 2001, based upon factors including current contract prices, historical chargeback rates and actual chargebacks claimed. The Company recorded a rebate liability of $431,000 and a rebate payable of $554,658 at September 30, 2001. The amount of actual chargebacks and rebates claimed could differ (either higher or lower) in the near term from the amounts accrued by the Company.

Note M - Recent Accounting Pronouncement
         -------------------------------

     On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, Business
Combinations, and SFAS 142, Goodwill and Intangible Assets.   SFAS 141
is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of
SFAS 142.   Major provisions of these Statements and their effective dates for the Company are as follows:

* All business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.
* Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.
* Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.
* Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator
* All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

     The Company will continue to amortize goodwill recognized prior to
July 1, 2001, under its current method until January 1, 2002, at which time annual and quarterly goodwill amortization of $119,000 and $29,750 will no longer be recognized. By June 30, 2002 the Company will have completed a transitional fair value based impairment test of goodwill as of January 1,
2002.   Impairment losses, if any, resulting from the transitional testing will be recognized in the quarter ended March 31, 2002, as a cumulative effect of a change in accounting principle.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). This statement is effective for fiscal years beginning after December 15, 2001. This supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", while retaining many of the requirements of such statement. The Company is currently evaluating the impact of the statement.


Note N - Subsequent Event
         ----------------

     On October 30, 2001, the Company completed a private placement of 1,511,000 unregistered shares of common stock at $7.73 per share. The offering price was based upon the preceding twenty-day bid closing price prior to October 30th at a 15% discount. In addition, the advisors of the private placement were issued 100,000 warrants with an exercise price of $8.50. The Company estimates that net proceeds from the offering will be approximately $10.9 million after deducting estimated offering expenses. Proceeds from the offering, will be used for general corporate purposes.


Note O - Recent Developments
         -------------------

     In the Fourth Quarter 2001 and subsequent to the Form 10-QSB filed on November 14, 2001, the Company recorded a $700,000 pre-tax charge related to an impairment of an investment resulting from a subsequent bank failure. A portion of the $1 million certificate of deposit the Company invested is unlikely to be collected. The revised carrying amount of $300,000 is comprised of (i) $100,000 representing the amount already collected by the Company on the certificate of deposit and (ii) $200,000 representing the estimated amount that may still be realizable on the certificate of deposit based upon information obtained from the FDIC.

     The Company's cash and short-term investments consist of money market funds, short-term commercial paper, certificates of deposits, treasury bills, treasury notes, bond funds, equities and fixed-income securities. By policy, the Company invests primarily in high-grade investments.

     The schedule below details the Company's cash and short-term investments at market value at December 31, 2001, excluding the aforementioned impaired investment:

                                                             Market Value
                                                             ------------
          Cash and Cash Equivalents                         $  10,337,335
          Short-term Municipals                                 1,009,312
          Certificates of Deposit                               2,250,577
          Bond Funds                                              790,005
          Corporate Bonds                                       1,851,123
          Equities                                                776,850
                                                             ------------
          Total Cash and Short-term Investments             $  17,015,202
                                                             ============


     Including the investment loss due to the impairment noted above and the reversal of a $1,043,000 valuation allowance against Deferred Tax Assets which were previously reserved, the effect of which more than completely offset the net after-tax amount of the investment loss, the Company's net income for the fiscal 2001 amounted to $3.6 million, or $0.37 per share (diluted), an increase of $0.63 per share compared to the previous full year loss of ($2.1 million), or ($0.26) per share (diluted). Net Sales for fiscal 2001 reached $25.7 million versus fiscal 2000 Net Sales of $18.6 million, an increase of $7.1 million, or 38%.

     Supplemental information disclosing the Company's unaudited Fourth Quarter 2001 and fiscal 2001 operating results are as follows:



                                 Three Months                  Three Months
                                    Ended                         Ended
                               December 31, 2001            December 31, 2000
                               -----------------             -----------------

Net Sales                     $     7,847,852               $     7,000,610
Cost of Sales                       1,032,170                     1,356,860
                               --------------                --------------
                                    6,815,682                     5,643,750

Selling, general and
   administrative expenses          4,441,842                     3,542,959
Depreciation and amortization         342,183                       246,970
Interest expense (income) -
   net                                (66,322)                       65,948
Loss on investment                    700,000                          -
Loss due to impairment
   of asset                              -                             -
                               --------------                --------------
                                    5,417,703                     3,855,877
                               --------------                --------------

Income (loss) before
   income taxes                     1,397,979                     1,787,873

Income tax expense
   (benefit)                         (426,000)                     (261,000)
                               --------------                --------------
Net income (loss)             $     1,823,979               $     2,048,873
                               ==============                ==============


Net income (loss)
   per common share
      Basic                   $          0.19               $          0.26
                               ==============                ==============
      Diluted                 $          0.17               $          0.26
                               ==============                ==============

Weighted average number
   of common shares
      Basic                         9,840,000                     7,900,000
                               ==============                ==============
      Diluted                      10,960,000                     8,010,000
                               ==============                ==============



                                 Twelve Months                 Twelve Months
                                    Ended                         Ended
                                December 31,2001             December 31,2000
                                ----------------              ----------------

Net Sales                      $     25,702,966              $     18,557,429
Cost of sales                         4,168,045                     4,271,967
                                ---------------               ---------------
                                     21,534,921                    14,285,462

Selling, general and
   administrative expenses           15,473,059                    11,646,611
Depreciation and amortization         1,169,484                       954,568
Interest expense (income) -
   net                                  (73,588)                      248,115
Loss on investment                      700,000                          -
Loss due to impairment of
   Asset                                   -                        3,897,000
                                ---------------               ---------------
                                     17,268,955                    16,746,294
                                ---------------               ---------------

Income (loss) before
   income taxes                       4,265,966                    (2,460,832)

Income tax expense
   (benefit)                            654,000                     (398,000)
                                ---------------               ---------------
Net income (loss)              $      3,611,966              $    (2,062,832)
                                ===============               ===============

Net income (loss)
   per common share
      Basic                    $           0.42              $         (0.26)
                                ===============               ===============
      Diluted                  $           0.37              $         (0.26)
                                ===============               ===============

Weighted average number
   of common shares
      Basic                           8,570,000                     7,900,000
                                ===============               ===============
      Diluted                         9,660,000                     7,900,000
                                ===============               ===============